Exhibit 4.5

Description of Impac Mortgage’s (the “Company”) Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

The following description summarizes the material terms and provisions of the common stock and the preferred stock purchase rights that are registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This description is not complete and is qualified in its entirety by reference to the provisions of our (the “Corporation’s”) Articles of Incorporation, as amended (“Charter”), and Bylaws, as amended, (“bylaws”), each of which is incorporated herein by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit is a part, and the applicable provisions of the Maryland General Corporation Law (MGCL). The Preferred Stock described below is not registered pursuant to Section 12 of the Exchange Act.

Authorized Capitalization

We have 210,000,000 shares of capital stock authorized under our Charter, consisting of 165,000,000 shares of common stock, par value $0.01 per share, and 45,000,000 shares of Preferred Stock, of which 2,500,000 shares are designated as Series A-1 Junior Participating Preferred Stock, par value $0.01 per share, and 35,000,000 shares are designated as 8.25% Series D Cumulative Redeemable Preferred Stock, par value $0.01 per share.

Common Stock

Subject to the preferential rights of any other class or series of stock, including the preferred stock, and to the provisions of the Charter regarding the restrictions on transfer of stock, holders of shares of our common stock are entitled to receive dividends on such stock when, as and if authorized by our Board of Directors out of funds legally available therefor and declared by us and to share ratably in the assets of the Company legally available for distribution to our common stockholders in the event of our liquidation, dissolution or winding up after payment of or adequate provision for all known debts and liabilities of the Company, including the preferential rights on dissolution of any class or classes of preferred stock, including the Preferred Stock.

Each share of common stock is entitled to one vote, subject to the provisions of our Charter regarding restrictions on transfer of stock, and will be fully paid and nonassessable upon issuance. Shares of common stock have no preference, conversion, exchange, redemption, appraisal, sinking fund, preemptive or cumulative voting rights. Our authorized stock may be increased and altered from time to time in the manner prescribed by Maryland law upon the affirmative vote of stockholders entitled to cast at least a majority of all the votes entitled to be cast on the matter. Our Charter authorizes our Board to reclassify any unissued shares of common stock in one or more classes or series of stock, including preferred stock.

Preferred Stock

 The following is a summary of the principal terms of the Company’s Series D Preferred Stock which was issued as part of an exchange offer and redemption for the Company’s formerly outstanding Series B Preferred Stock and Series C Preferred Stock:

Ranking

The Series D Preferred Stock ranks, with respect to dividend rights and rights upon liquidation, dissolution or our winding up:

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senior to all classes or series of our common stock, our Series A-1 Preferred Stock, and any other class or series of our capital stock expressly designated as ranking junior to the Series D Preferred Stock;

•	on parity with any future class or series of our capital stock expressly designated as ranking on parity with the Series D Preferred Stock; and

•	junior to any other class or series of our capital stock expressly designated as ranking senior to the Series D Preferred Stock, none of which exists on the date hereof.

The Series D Preferred Stock ranks junior in right of payment to our existing and future debt obligations.

Dividends

Holders of shares of Series D Preferred Stock will be entitled to receive, when, as and if authorized by our Board and declared by us, preferential cumulative cash dividends at the rate of 8.25% per annum of the $0.10 liquidation preference per share of the Series D Preferred Stock (equivalent to a fixed annual amount of $.00825 per share of the Series D Preferred Stock.

Dividends on the Series D Preferred Stock will accrue and be cumulative from and including the date of original issue, or if later, the most recent dividend payment date on which dividends have been paid in full, and will be payable to holders annually in arrears on or about the 31 day of December of each year, beginning on December 31, 2022.

Dividends will be payable to holders of record as they appear in our stock records at the close of business on the applicable record date, which shall be the date designated by our Board as the record date for the payment of dividends that is not more than ninety (90) and not fewer than ten (10) days prior to the scheduled dividend payment date.

Dividends on the Series D Preferred Stock will accrue whether or not:

•	we have earnings;

•	there are funds legally available for the payment of those dividends; or

•	those dividends are authorized or declared.

No dividends on the Series D Preferred Stock will be authorized by the Board, declared, paid or set apart for payment at such time as the terms and provisions of any agreement of the Company, including any agreement relating to its indebtedness prohibits such authorization, declaration, payment or setting apart for payment or provides that such authorization, declaration, payment or setting apart for payment would constitute a breach thereof, or a default thereunder, or if such authorization, declaration, payment or setting apart shall be restricted or prohibited by law.

Except as described in the next two paragraphs, unless full cumulative dividends on the Series D Preferred Stock shall have been or contemporaneously are declared and paid in cash or declared and a sum sufficient for the payment thereof in cash is set apart for payment, we will not:

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declare and pay or declare and set apart for payment of dividends, and we will not declare and make any other distribution of cash or other property, directly or indirectly, on or with respect to any shares of our common stock or shares of any other class or series of our capital stock ranking, as to dividends, on parity with or junior to the

Series D Preferred Stock, for any period; or

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redeem, purchase or otherwise acquire for any consideration, or make any other distribution of cash or other property,

directly or indirectly, on or with respect to, or pay or make available any monies for a sinking fund for the redemption of,

any common stock or shares of any other class or series of our capital stock ranking, as to payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up, on parity with or junior to the Series D

Preferred Stock.

 The foregoing sentence, however, will not prohibit:

•	dividends payable solely in capital stock ranking, as to payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up, junior to the Series D Preferred Stock;

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the conversion into or exchange for other shares of any class or series of capital stock ranking, as to payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up, junior to the Series

D Preferred Stock; or

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our purchase of shares of any other class or series of capital stock ranking on parity with the Series D Preferred Stock as to payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series D Preferred Stock.

When we do not pay dividends in full (and do not set apart a sum sufficient to pay them in full) on the Series D Preferred Stock and the shares of any other class or series of capital stock ranking, as to dividends, on parity with the Series D Preferred Stock, we will declare any dividends upon the Series D Preferred Stock and each such other class or series of capital stock ranking, as to dividends, on parity with the Series D Preferred Stock pro rata, so that the amount of dividends declared per share of Series D Preferred Stock and such other class or series of capital stock will in all cases bear to each other the same ratio that accrued dividends per share on the Series D Preferred Stock and such other class or series of capital stock (which will not include any accrual in respect of unpaid dividends on such other class or series of capital stock for prior dividend periods if such other class or series of capital stock does not have a cumulative dividend) bear to each other. No interest, or sum of money in lieu of interest, will be payable in respect of any dividend payment or payments on the Series D Preferred Stock which may be in arrears.

Holders of shares of Series D Preferred Stock are not entitled to any dividend, whether payable in cash, property or shares of capital stock, in excess of full cumulative dividends on the Series D Preferred Stock as described above. Any dividend payment made on the Series D Preferred Stock will first be credited against the earliest accrued but unpaid dividends due with respect to those shares which remain payable. Accrued but unpaid dividends on the Series D Preferred Stock will accumulate as of the dividend payment date on which they first become payable.

We do not intend to declare dividends on the Series D Preferred Stock, or pay or set apart for payment dividends on the Series D Preferred Stock, if the terms of any of our agreements, including any agreements relating to our indebtedness, prohibit such a declaration, payment or setting apart for payment or provide that such declaration, payment or setting apart for payment would constitute a breach of or default under such an agreement. Likewise, no dividends will be authorized by our Board and declared by us or paid or set apart for payment if such authorization, declaration, payment or setting apart for payment is restricted or prohibited by law, including the MGCL.

Liquidation Preference

Upon our liquidation, dissolution or winding up, before any distribution or payment may be made to holders of shares of our common stock, or any other class or series of our capital stock ranking, as to rights upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, junior to the Series D Preferred Stock, holders of shares of Series D Preferred Stock will be entitled to be paid out of our assets legally available for distribution to our stockholders, after payment of or provision for our debts and other liabilities, a liquidation preference of $0.10 per share of Series D Preferred Stock, plus an amount equal to any accrued and unpaid dividends (whether or not authorized or declared) to but not including the date of payment, but without interest. If, upon our voluntary or involuntary liquidation, dissolution or winding up, our available assets are insufficient to pay the full amount of the liquidating distributions on all outstanding shares of Series D Preferred Stock and the corresponding amounts payable on all shares of each other class or series of capital stock ranking, as to rights upon our liquidation, dissolution or winding up, on parity with the Series D Preferred Stock in the distribution of assets, then holders of shares of Series D Preferred Stock and each such other class or series of capital stock ranking, as to rights upon any voluntary or involuntary liquidation, dissolution or winding up, on parity with the Series D Preferred Stock will share ratably in any distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

Holders of shares of Series D Preferred Stock will be entitled to written notice of any distribution in connection with any voluntary or involuntary liquidation, dissolution or winding up of our affairs not less than ten (10) days and not more than sixty (60) days before the distribution payment date. After payment of the full amount of the liquidating distributions to which they are entitled, holders of shares of Series D Preferred Stock will have no right or claim to any of our remaining assets. Our consolidation or merger with or into any other corporation, trust or other entity, or the voluntary sale, lease, transfer or conveyance of all or substantially all of our property or business, will not be deemed to constitute a liquidation, dissolution or winding up of our affairs.

Redemption

We will have the right and obligation to redeem all outstanding shares of Series D Preferred Stock, in whole, but not in part, for cash, at a redemption price of $0.10 per share, plus any accrued and unpaid dividends (whether or not declared) on such shares of Series D Preferred Stock to, but not including, the redemption date (other than any dividend with a dividend record date before the applicable redemption date and a dividend payment date after the applicable redemption date, which shall be paid on the dividend payment date notwithstanding prior redemption of such shares), on:

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the sixtieth (60th) day, or such earlier date we may fix, after the date of our public announcement of annual or quarterly financial statements that indicate that payment of the redemption price would not cause us to violate the restrictions on payment of distributions to stockholders under section 2-311 of the MGCL unless, prior to such redemption date, the Board determines in good faith that the  payment of the redemption price for the Series D Preferred Stock and for any stock ranking on parity with the Series D

Preferred Stock with respect to redemption and which have become redeemable as of the applicable redemption date would cause us to violate the Cash Consideration Restrictions (as defined below); or

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any date we fix not more than sixty (60) days after any determination by the Board in good faith that our payment of the redemption price for the Series D Preferred Stock and any stock ranking on parity with the Series D Preferred

Stock with respect to redemption rights that have become redeemable as of such redemption date would not cause us to violate the Cash Consideration Restrictions, as described below.

A violation of the “Cash Consideration Restrictions” will occur if the occurrence of an action would cause (i) us to violate the restrictions on payment of distributions to stockholders under section 2-311 of the MGCL (ii) any material breach of or default under the terms and conditions of any obligation of the Company, including any agreement relating to its indebtedness, or (iii) us to violate any restriction or prohibition of any law rule or regulation applicable to the Company or of any order, judgment or decree of any court or administrative agency.

The Board, or a duly-authorized committee thereof, must, within thirty (30) days after the public announcement of each of our annual or quarterly financial statements of the Company, and within ten (10) days after the issuance by the Company of any capital stock in exchange for cash or other consideration (other than in connection with any stock dividend or stock split or pursuant to any equity incentive plan we maintain), evaluate, in good faith, whether the redemption of the Series D Preferred Stock and any stock ranking on parity with the Series D Preferred Stock with respect to redemption rights would be permitted in light of the Cash Consideration Restrictions.

Unless full cumulative dividends on all outstanding shares of Series D Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart, we may not purchase or otherwise acquire directly or indirectly for any consideration, nor may any monies be paid to or be made available for a sinking fund for the redemption of, any shares of Series D Preferred Stock (except by conversion into or exchange for shares of, or options, warrants or rights to purchase or subscribe for shares of, stock ranking junior to the Series D Preferred Stock with respect to redemption rights); except that the foregoing will not prevent the purchase or acquisition of shares of Series D Preferred Stock pursuant to a purchase or exchange offer made on the same terms to all holders of Series D Preferred Stock.

Notice of redemption must be mailed, postage prepaid, not less than ten (10) nor more than sixty (60) days prior to the redemption date, addressed to the respective holders of record of the Series D Preferred Stock to be redeemed at their respective addresses as they appear on our stock transfer records as maintained by American Stock Transfer & Trust Company, the Company’s transfer agent, substantially in accordance with the applicable procedures of the Depository Trust Company (“DTC”). No failure to give such notice or any defect therein or in the mailing thereof will affect the validity of the proceedings for the redemption of any shares of Series D Preferred Stock except as to the holder to whom notice was defective or not given. Any notice of redemption may, at our discretion, be subject to one or more conditions precedent, including, but not limited to, completion of a securities offering or other corporate transaction. Holders of Series D Preferred Stock to be redeemed must comply with the applicable procedures of DTC in connection with surrendering their shares for payment of the redemption price. We may delay the closing of any redemption of Series D Preferred Stock if we would be prohibited from paying the redemption price under section 2-311 of the MGCL until such time determined in good faith by the Board that we would be permitted to pay such redemption price.

All shares of Series D Preferred Stock that we redeem or repurchase will return to the status of authorized but unissued shares of Common Stock, without designation as to series or class.

Subject to applicable law and the limitation on purchases when dividends on the Series D Preferred Stock are in arrears, we may, at any time and from time to time, purchase Series D Preferred Stock in the open market, by tender or by private agreement.

Future debt instruments may prohibit us, from redeeming or otherwise repurchasing any shares of our capital stock, including the Series D Preferred Stock, except in limited circumstances.

Conversion Rights

The Series D Preferred Stock is not convertible into or exchangeable for any other securities or property.

No Maturity or Sinking Fund

The Series D Preferred Stock has no maturity date. Accordingly, the Series D Preferred Stock will remain outstanding indefinitely until we are required to redeem the Series D Preferred Stock on the terms set forth above. The Series D Preferred Stock is not subject to any sinking fund.

Limited Voting Rights

Holders of shares of the Series D Preferred Stock generally do not have any voting rights, except as set forth below.

So long as any shares of Series D Preferred Stock remain outstanding, we will not, without the affirmative vote or consent of the holders of at least two-thirds (2/3rds) of the outstanding shares of Series D Preferred Stock and each other class or series of preferred stock ranking on parity with Series D Preferred Stock with respect to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up and upon which like voting rights have been conferred (voting together as a single class):

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authorize, create or issue, or increase the number of authorized or issued shares of, any class or series of capital stock  ranking senior to or on parity with the Series D Preferred Stock with respect to payment of dividends or the distribution of assets upon our liquidation, dissolution or winding up, or reclassify any of our authorized capital stock into such capital stock, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase such capital stock; or

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amend, alter or repeal the provisions of our Charter, including the terms of the Series D Preferred Stock, whether by merger, consolidation, conversion or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of the Series D Preferred Stock, except that if the Series D Preferred Stock remains outstanding after the  occurrence of any of merger, consolidation, conversion or a sale or lease of all or substantially all of our assets with the  terms of the Series D Preferred Stock materially unchanged or, if we are not the surviving entity, is converted into or  exchanged for shares of, or options, warrants or rights to purchase or subscribe for shares of, capital stock or other securities having rights, preferences, privileges and voting powers substantially similar, taken as a whole, to those of the Series D Preferred Stock, the occurrence of such event will not be deemed to materially and adversely affect the  rights, preferences, privileges or voting power of the Series D Preferred Stock; and any increase in the amount of, or the creation or issuance, or increase in the amounts authorized, of any classes or series of stock ranking  junior to the Series D Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up will not be deemed to materially and adversely affect the rights, preferences, privileges or voting power of the Series D  Preferred Stock.

Holders of shares of Series D Preferred Stock will not have any voting rights with respect to, and the consent of the holders of shares of Series D Preferred Stock is not required for, the taking of any corporate action, including any merger or consolidation involving us or a sale of all or substantially all of our assets, regardless of the effect that such merger, consolidation or sale may have upon the powers, preferences, voting power or other rights or privileges of the Series D Preferred Stock, except as set forth above.

In addition, the voting provisions above will not apply if, at or prior to the time when the act with respect to which the vote would otherwise be required would occur, we have redeemed all outstanding shares of Series D Preferred Stock.

Special Meetings of Stockholders

The president, chief executive officer; two-thirds (2/3) of the entire Board of Directors or a majority of the Unaffiliated Directors (as defined in the Bylaws) may call special meetings of the stockholders. Special meetings of stockholders may also be called by the secretary of the Corporation upon the written request of the holders of shares entitled to cast not less than a majority of all the votes entitled to be cast at such meeting. Such request shall state the purpose of such meeting and the matters proposed to be acted on at such meeting and must otherwise comply with the provisions of the Bylaws.

Extraordinary Transactions

Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, convert, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless approved by the affirmative vote of stockholders holding at least two thirds of the shares entitled to vote on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Our Charter provides that these matters (except for amendments to the Charter provision relating to the removal of directors, which must be approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter) may be approved by a majority of all of the votes entitled to be cast on the matter.

Tax Benefits Preservation Rights Agreement

On October 23, 2019, the Board of the Company entered into a Tax Benefits Preservation Rights Agreement (the “Rights Agreement”) with American Stock Transfer & Trust Company, LLC, as rights agent.  On the same date the Company authorized and declared a dividend distribution of one right (a “Right”) for each outstanding share of common stock of the Company to stockholders of record as of the close of business on November 5, 2019 (the “Record Date”). On August 26, 2022, the Board of Directors approved, and on August 26, 2022, the Company entered into, a First Amendment to the Rights Agreement to, among other things, extend the expiration date of the Rights Agreement  American Stock Transfer & Trust Company, LLC also serves as to the Company’s transfer agent.  The Rights are registered pursuant to Section 12(b) of the Exchange Act.

Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A-1 Preferred Stock, of the Company at an exercise price of $2.30 per one one-thousandth of a Preferred Share, subject to adjustment (the “Purchase Price. The Final Expiration Date (as defined in the Rights Agreement) is October 22, 2025, unless otherwise earlier terminated or extended as described below, including by failure of our stockholders to approve the extension of our Rights Agreement at the Company’s 2023 annual meeting of stockholders.

By adopting the Rights Agreement, the Board is helping to preserve the value of certain deferred tax benefits, including those generated by net operating losses (collectively, the “Tax Benefits”). In general, the Company may “carry forward” net operating losses in certain circumstances to offset current and future taxable income, which will reduce federal and state income tax liability, subject to certain requirements and restrictions. The Rights Agreement also has certain ancillary anti-takeover effects.

The Tax Benefits can be valuable to the Company. However, the Company’s ability to use these Tax

Benefits would be substantially limited and impaired if it were to experience an “ownership change” for purposes of Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”) and the Treasury Regulations promulgated thereunder. Generally, the Company will experience an “ownership change” if the percentage of the shares of common stock owned by one or more “five-percent shareholders” increases by more than 50 percentage points over the lowest percentage of shares of common stock owned by such stockholder at any time during the prior three year on a rolling basis. The Rights Agreement reduces the likelihood that changes in the Company’s investor base have the unintended effect of limiting the Company’s use of its Tax Benefits. As such, the Rights Agreement has a 4.99% “trigger” threshold that is intended to act as a deterrent to any person or entity seeking to acquire 4.99% or more of the outstanding common stock without the prior approval of the Board. This would protect the Tax Benefits because changes in ownership by a person owning less than 4.99% of the Company’s stock are not included in the calculation of “ownership change” for purposes of Section 382 of the Code. The Board has established procedures to consider requests to exempt certain acquisitions of the Company’s securities from the Rights Agreement if the Board determines that doing so would not limit or impair the availability of the Tax Benefits or is otherwise in the best interests of the Company.

Issuance and Transfer of Rights; Rights Certificates

The Board declared a dividend of one Right for each outstanding share of common stock. Until the Distribution Date (as defined below):

●	the Rights will be evidenced by and trade with the certificates for shares of common stock (or, with respect to any uncertificated shares of common stock registered in book entry form, by notation in book entry), and no separate rights certificates will be distributed;
●	new common stock certificates issued after the Record Date will contain a legend incorporating the Rights Agreement by reference (for uncertificated shares of common stock registered in book entry form, this legend will be contained in a notation in book entry); and
●	the surrender for transfer of any certificates for shares of common stock (or the surrender for transfer of any uncertificated common stock registered in book entry form) will also constitute the transfer of the Rights associated with such common stock.

Distribution Date; Separation of Rights

Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the common stock and become separately tradable and exercisable only upon the earlier of:

(i) ten business days (or such later day as the Board may determine) following a public announcement that a person or group of affiliated or associated persons (collectively, an “Acquiring Person”) has acquired beneficial ownership of 4.99% or more of the outstanding common stock; or (ii) ten business days (or such later day as the Board may determine) following the announcement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person.

The date on which the Rights separate from the common stock and become exercisable is referred to as the “Distribution Date.” As soon as practicable after the Distribution Date, the Company will mail Rights certificates to the Company’s stockholders as of the close of business on the Distribution Date and the Rights will become transferable apart from the common stock. Thereafter, such Rights certificates alone will represent the Rights.

The Rights Agreement includes a procedure whereby the Board will consider requests to exempt certain acquisitions of common stock from the applicable ownership trigger if the Board determines that the requested acquisition will not adversely impact in any material respect the time period in which the Company could use the Tax Benefits or limit or impair the availability to the Company of the Tax Benefits, or is in the best interests of the Company despite the fact it may adversely impact in a material respect the time period in which the Company could use the Tax Benefits or limit or impair the availability of the Tax Benefits.

Until a Right is exercised, the holder of such Right will have no rights as a stockholder of the Company (beyond those possessed as an existing stockholder), including, without limitation, the right to vote or to receive dividends with respect to the Right.

The Rights Agreement provides that any person or entity who otherwise would be an Acquiring Person on the date the Rights Agreement was adopted (each, an “Existing Holder”) will not be deemed to be an “Acquiring Person” for purposes of the Rights Agreement unless such Existing Holder increases its beneficial ownership over such Existing Holder’s lowest percentage of ownership of the common stock after the adoption of the Rights Agreement, subject to specified exceptions.

Preferred Shares Purchasable Upon Exercise of Right

After the Distribution Date, each Right will entitle the holder to purchase, for $2.30 (the “Purchase Price”), one one-thousandth of a Preferred Share having economic and other terms similar to that of one share of common stock. This portion of a Preferred Share is intended to give the stockholder approximately the same dividend, voting and liquidation rights as would one share of common stock, and should approximate the value of one share of common stock.

More specifically, each one one-thousandth of a Preferred Share, if issued, will:

●	not be redeemable;
●	entitle holders to quarterly dividend payments of $0.00001 per share, or an amount equal to the dividend paid on one share of common stock, whichever is greater;
●	entitle holders upon liquidation either to receive $1.00 per share or an amount equal to the payment made on one share of common stock, whichever is greater;
●	have the same voting power as one share of common stock; and
●	entitle holders to a per share payment equal to the payment made on one share of common stock if the common stock is exchanged via merger, consolidation or a similar transaction.

“Flip-in” Rights

At any time after a Distribution Date has occurred, each holder of a Right, other than the Acquiring Person, will thereafter have the right to receive, upon paying the Purchase Price and in lieu of a number of one one-thousandths of a share of Preferred Stock, common stock (or, in certain circumstances, cash or other of our securities) having a market value equal to two times the Purchase Price of the Right. However, the Rights are not exercisable following the occurrence of the foregoing event until such time as the Rights are no longer redeemable by the Company, as further described below. Following the occurrence of an event set forth above, all Rights that are or, under certain circumstances specified in the Rights Agreement, were beneficially owned by an Acquiring Person or certain of its transferees will be null and void.

“Flip-over” Rights

In the event any person or group becomes an Acquiring Person and the Company merges into or engages in certain other business combinations with an Acquiring Person, or 50% or more of the Company’s consolidated assets or earning power are sold to an Acquiring Person, each holder of a Right (other than void Rights owned by an Acquiring Person) will thereafter have the right to receive, upon payment of the Purchase Price, common stock of the acquiring company that at the time of such transaction will have a market value equal to two times the Purchase Price of the Right.

Exchange of Rights

At any time after a person becomes an Acquiring Person, in lieu of allowing the “flip-in” to occur, the Board may exchange the Rights (other than void Rights owned by an Acquiring Person), in whole or in part, at an exchange ratio of one share of the common stock (or, under certain circumstances, cash, property or other securities of the Company, including fractions of a share of preferred stock) per Right (subject to adjustment). Notwithstanding the foregoing, the Board may not conduct such an exchange at any time any person (other than the Company or certain entities affiliated with the Company) together with such person’s affiliates or associates becomes the beneficial owner of 50% or more of the common stock.

Redemption of Rights

At any time prior to a Distribution Date, the Board may redeem the Rights in whole, but not in part, at a price of $0.001 per Right and on such terms and conditions as the Board may establish. Immediately upon the action of the Board ordering redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price. The redemption price will be adjusted if the Company undertakes a stock dividend or a stock split.

Expiration Date of the Rights

The Rights will expire on the earliest of:

●	October 22, 2025, unless extended or earlier terminated;
●	the time at which the Rights are redeemed or exchanged under the Rights Agreement;
●	the final adjournment of the Company’s 2023 annual meeting of stockholders if stockholders fail to approve the amended Rights Agreement with a majority of the votes cast by holders of shares of common stock at the 2023 annual meeting of stockholders;
●	the repeal of Section 382 or any successor statute, if the Board determines that the Plan is no longer necessary for the preservation of Tax Benefits;
●	the beginning of a taxable year with respect to which the Board determines that no Tax Benefits may be carried forward; or
●	such time when the Board determines that a limitation on the use of Tax Benefits under Section 382 would no longer be material to the Company.

Amendment of Rights

The terms of the Rights may be amended by a resolution of the Board without the consent of the holders of the Rights prior to the Distribution Date. Thereafter, the terms of the Rights and the Rights Agreement may be amended without the consent of the holders of Rights in order to (i) cure any ambiguities, (ii) shorten or lengthen any time period pursuant to the Rights Agreement or (iii) make changes that do not adversely affect the interests of holders of the Rights.

Anti-Dilution Provisions

The Board may adjust the Purchase Price, the number of shares of Preferred Stock issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split or a reclassification of the Preferred Stock or common stock. With certain exceptions, no adjustments to the Purchase Price will be made until the cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares of Preferred Stock will be issued and, in lieu thereof, an adjustment in cash will be made based on the current market price of the Preferred Stock.

Terms of the Preferred Stock

In connection with the Rights Agreement, the Board designated 2,500,000 shares of the Preferred Stock, as set forth in the Articles Supplementary for Series A-1 Junior Participating Preferred Stock (the “Articles Supplementary”) filed with the State Department of Assessments and Taxation of Maryland on September 4, 2013.

Limitation of Liability

The Maryland General Corporation Law permits the Charter of a Maryland corporation to include a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except to the extent that (1) it is proved that the person actually received an improper benefit or profit in money, property or services or (2) a judgment or other final adjudication is entered in a proceeding based on a finding that the person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. The Charter provides for elimination of the personal liability of our directors and officers to us or our stockholders for money damages to the maximum extent permitted by Maryland law, as amended from time to time.

Maryland Business Combination Statute

The Maryland General Corporation Law establishes special requirements for certain “business combinations” between a Maryland corporation and “interested stockholders” unless exemptions are applicable. “Business combinations” include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is any person who beneficially owns 10% or more of the voting power of the outstanding voting stock or is an affiliate or associate of the corporation who, at any time within the two-year period prior to the date on which interested stockholder status is determined, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock. Among other things, the law prohibits any business combination between us and an interested stockholder or an affiliate of an interested stockholder for a period of five years after the most recent date on which the interested stockholder became an interested stockholder unless the Board approved in advance the transaction in which the person became an interested stockholder. The Board may provide that its approval is subject to compliance with any terms and conditions determined by the Board.

The business combination statute requires payment of a fair price to stockholders to be determined as set forth in the statute or a supermajority stockholder approval of any transactions between us and an interested stockholder after the end of the five-year period. This approval means that the transaction must be recommended by the Board and approved by at least:

●	80% of the votes entitled to be cast by holders of outstanding voting shares; and
●	66 2/3% of the votes entitled to be cast by holders of outstanding voting shares other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

The business combination statute restricts the ability of third parties who acquire, or seek to acquire, control of us to complete mergers and other business combinations without the approval of the Board even if such a transaction would be beneficial to stockholder.

The Board has exempted any business combination with any person from the business combination statute, so long as the Board first approves such business combination.

Maryland Control Share Acquisition Statute

The Maryland General Corporation Law provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by 66 2/3% of the votes entitled to be cast on the matter. The acquiring person, officers, and directors who are also employees are not entitled to vote on the matter. “Control shares” are shares of stock that, taken together with all other shares of stock owned by the acquiring person or in respect of which the acquiring person is entitled to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiring person to exercise voting power in electing directors in one of the following ranges: 10% or more but less than 33 1/3%; 33 1/3% or more but less than 50%; or 50% or more. Control shares do not include shares of stock that the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition of control shares, subject to certain exceptions.

A person who has made (or proposes to make) a control share acquisition and who satisfies certain conditions (including agreeing to pay the expenses of the meeting) may compel the Board to call a special meeting of stockholders to be held within 50 days of the demand to consider the voting rights of the shares. If such a person makes no request for a meeting, we have the option to present the question at any stockholders’ meeting.

If voting rights are not approved at a meeting of stockholders or if the acquiring person does not deliver an acquiring person statement as required by the statute, then we may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value. We will determine the fair value of the shares, without regard to the absence of voting rights, as of the date of either:

●	the last control share acquisition by the acquiring person; or
●	any meeting where stockholders considered and did not approve voting rights of the control shares.

If voting rights for control shares are approved at a stockholders’ meeting and the acquiring person becomes entitled to vote a majority of the shares of stock entitled to vote, all other stockholders may exercise appraisal rights. This means that stockholders would be able to require us to redeem shares of our stock from them for fair value. For this purpose, the fair value may not be less than the highest price per share paid by the acquiring person in the control share acquisition. Furthermore, certain limitations otherwise applicable to the exercise of appraisal rights would not apply in the context of a control share acquisition.

The control share acquisition statute would not apply to shares acquired in a merger, consolidation or share exchange if we were a party to the transaction or acquisitions of shares approved or exempted by the Charter or the Bylaws.

The Bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of shares of our stock. There can be no assurance that the Board will not amend or eliminate this provision in the future. The control share acquisition statute could have the effect of discouraging offers to acquire us and of increasing the difficulty of consummating any such offers, even if our acquisition would be in our stockholders’ best interests.